                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15-d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

FOR FEBRUARY 7, 2002

                               DRAXIS HEALTH INC.
                 (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)

                          6870 GOREWAY DRIVE, 2ND FLOOR
                          MISSISSAUGA, ONTARIO L4V 1P1
                                     CANADA
                         (ADDRESS OF PRINCIPAL OFFICES)

            REGISTRANT FILES ANNUAL REPORTS UNDER COVER OF FORM 20-F

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        DRAXIS HEALTH INC.

                                        By:  /s/: DOUGLAS M. PARKER
                                             -----------------------------------
                                             General Counsel &
                                             Secretary

DATED: FEBRUARY 7, 2002

                                 [DRAXIS LOGO]

FOR IMMEDIATE RELEASE
FEBRUARY 7, 2002

            DRAXIS HEALTH REPORTS FOURTH QUARTER AND YEAR END RESULTS

           FOURTH CONSECUTIVE QUARTER OF POSITIVE OPERATING NET INCOME

             FULL YEAR EBITDA (PRE R&D) UP 41% ON 13% REVENUE GROWTH

     MISSISSAUGA, ONTARIO, FEBRUARY 7, 2002--DRAXIS Health Inc. (TSE: DAX;
NASDAQ: DRAX) reported record revenues and operating results for the fourth quarter and the year ended December 31, 2001.

     Revenues from continuing operations for the fourth quarter increased to US$8.6 million, a 5% increase over the US$8.2 million in the same quarter last year, while quarterly operating profitability, or EBITDA (pre R&D), increased 28% over the fourth quarter of 2000 to US$1.6 million. Quarterly net income from continuing operations was positive at US$439,000 or US$0.01 per share. Full year revenues from continuing operations were US$33.0 million, up 13% from US$29.2 million in 2000, and EBITDA (pre R&D) increased 41% to US$5.0 million. Net income for the year, before a non-recurring US$3.3 million non-cash charge in the second quarter against deferred income tax assets, was US$1.9 million or $0.05 per share.

                              FINANCIAL HIGHLIGHTS
             (THOUSANDS OF U.S. DOLLARS EXCEPT PER SHARE AMOUNTS AND
                         IN ACCORDANCE WITH U.S. GAAP)
                                   (UNAUDITED)

                                                                2001                             2000
                                           ----------------------------------------------      -------
                                              Q4           Q3           Q2           Q1           Q4
                                           -------      -------      -------      -------      -------
FROM CONTINUING OPERATIONS(1)
     Revenues                              $ 8,631      $ 7,868      $ 8,071      $ 8,413      $ 8,199
                                           -------      -------      -------      -------      -------

     EBITDA(2) (pre-R&D)                     1,557          815        1,307        1,296        1,214
     R&D                                      (665)        (262)        (132)        (220)        (289)
                                           -------      -------      -------      -------      -------
     EDITDA(2)                                 892          553        1,175        1,076          925
                                           -------      -------      -------      -------      -------

NET INCOME (LOSS)

     From Continuing Operations Before
     Revaluation of Tax Assets                 439          244          786          461          (53)
     Revaluation of Tax Assets                  --           --       (3,300)          --           --
     Discontinued Operations                   174           15         (162)        (241)        (365)
                                           -------      -------      -------      -------      -------
                                           $   613      $   259      $(2,676)     $   220      $  (418)
                                           -------      -------      -------      -------      -------

BASIC INCOME (LOSS) PER SHARE

     From Continuing Operations Before
     Revaluation of Tax Assets             $ 0.012      $ 0.007      $ 0.021      $ 0.013      $(0.001)
     Revaluation of Tax Assets                  --           --       (0.090)          --           --
     Discontinued Operations                 0.005           --       (0.004)      (0.007)      (0.010)
                                           -------      -------      -------      -------      -------
                                           $ 0.017      $ 0.007      $(0.073)     $ 0.006      $(0.011)
                                           -------      -------      -------      -------      -------

(1) Commencing with the fourth quarter of 2001, the Company's Canadian sales and marketing business (Draxis Pharmaceutica) has been accounted for as discontinued operations and comparative periods have been restated accordingly.

(2) Earnings before depreciation and amortization, non-recurring items, financial income (expense), other income, income taxes and minority interest.

     "Our consolidated operations, driven primarily by our two core businesses, have delivered record revenues and positive operating earnings, which we identified early in 2001 as key financial objectives," said Dr. Martin Barkin, President and CEO of DRAXIS. "It is particularly encouraging to note that while our DRAXIMAGE unit had 17% annual revenue growth, the significant potential of this business will ultimately be fuelled by increasing export sales, particularly to the United States, a process we accelerated in the latter part of 2001. Likewise, our DRAXIS Pharma business, which continues to grow steadily, posted a significant revenue increase of 32% for the year 2001. All business segments experienced positive EBITDA in 2001 as we achieved our fourth consecutive quarter of positive operating net income."

OPERATING HIGHLIGHTS

RADIOPHARMACEUTICALS

     - Record financial results from radiopharmaceuticals included revenues that increased 69% in the fourth quarter and 17% year-over-year compared to the corresponding periods in 2000.

     - DRAXIMAGE received final regulatory approval for the palladium-103 BrachySeed implant and continued to prepare for the 2002 launch of the product both in Canada and together with marketing partner Cytogen in the U.S.A.

     - Manufacturing site transfer approval was granted by the Food and Drug Administration for the first product in the DRAXIMAGE line of lyophilized products.

     - Shipments of BrachySeed implants from the Kirkland facility during the fourth quarter were up 62% from the third quarter of 2001.

MANUFACTURING

     - Revenues at DRAXIS Pharma reached record levels of US$5.4 million for the quarter and US$20.5 million for the year, increases of 26% and 32% respectively over the corresponding periods a year earlier.

     - DRAXIS Pharma finalized new long-term manufacturing supply agreements with GlaxoSmithKline (GSK), renewing the relationship through to the end of 2009 and expanding it to cover several additional established, predominately sterile, GSK products for multiple international markets.

     - DRAXIS Pharma received U.S. regulatory acceptance to manufacture sterile lyophilized (freeze-dried) and sterile liquid injectable products in its state-of-the-art facility and commenced lyophilized production with previously outsourced DTPA.

CORPORATE

     - DRAXIS resolved outstanding contract issues with Pfizer Inc. related to Anipryl(R), which triggered a US$3 million payment to DRAXIS plus the return of product rights outside the U.S. and Canada.

     - In January 2002 DRAXIS agreed to sell substantially all of its DRAXIS Pharmaceutica division for cash plus a participating interest in three key products and as a result, beginning with the fourth quarter of 2001, DRAXIS Pharmaceutica results have been reported as discontinued operations and comparative periods have been restated accordingly.

     Dr. Barkin further stated, "The divestiture of our Pharmaceutica division marks the end of a significant year for DRAXIS, in which we made major progress on our strategy to focus on those business segments where we foresee substantial revenue growth and profitability. While net income for the year of US$0.05 per share, excluding non-recurring items, was in line with our expectations, consolidated revenue growth of 13% is slightly below the 15-20% objective we set early in 2001. Product sales were up 19%, but we were adversely impacted by regulatory delays in radiopharmaceuticals. When the approvals, which were expected earlier in the year, were granted in the fourth quarter they contributed significantly to the quarterly performance of that business. These results, plus other approvals received toward year end, establish the momentum that we believe will continue throughout 2002 and beyond as we expand into the U.S. and internationally."

FINANCIAL HIGHLIGHTS

     Consolidated revenues from continuing operations in the fourth quarter achieved a quarterly record of US$8.6 million representing a 5.3% increase from US$8.2 million in the fourth quarter of 2000. Year 2001 revenues of US$33.0 million are 13.1% ahead of the annual revenues of US$29.2 million for 2000, due largely to continuing growth in contract manufacturing and in radiopharmaceuticals, particularly for therapeutic products destined for U.S. customers.

     EBITDA (pre R&D) was US$1.6 million for the fourth quarter and US$5.0 million for the full year of 2001, representing increases over the prior year periods of 28.3% for the quarter and 41.0% for the full year.

     Net income from continuing operations of US$439,000 or US$0.012 per share, for the fourth quarter compares with a loss of US$53,000 or US$0.001 per share for the same period in 2000.

     Selling, general and administration expenses of US$1.7 million in the fourth quarter were US$674,000 less than the same period in 2000, or 20.1% of revenue this quarter versus 29.4% last year. Research and development expenditures increased to US$665,000 in the fourth quarter of 2001 from US$289,000 in 2000.

     This release includes by reference the fourth quarter interim financial report incorporating the full Management Discussion & Analysis (MD&A) as well as financial statements under both U.S. and Canadian GAAP. The interim report, including the MD&A and financial statements, has been filed with applicable Canadian and U.S. regulatory authorities, is accessible on the Company's website at WWW.DRAXIS.COM in the section `Investors - News Releases 2002" and is available upon request by contacting DRAXIS Investor Relations at 1-877-441-1984 or The Investor Relations Group at (212) 825-3210 .

     DRAXIS has scheduled a conference call to discuss these year-end and fourth quarter 2001 financial results at 11 a.m. ET on February 7, 2002. This call can be accessed by dialing 1-888-209-3914 (no access code required) and will also be webcast live with access through the Company's website at WWW.DRAXIS.COM. The conference call will also be available in archived format on the website for 120 days following the conference call.

About DRAXIS Health Inc.

     DRAXIS Health Inc. is an integrated pharmaceutical company focused in two specialty segments--the development, production, marketing and distribution of radiopharmaceuticals (DRAXIMAGE) and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products (DRAXIS Pharma).

     EXCEPT FOR HISTORICAL INFORMATION, THIS NEWS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS THAT INVOLVE RISK AND UNCERTAINTIES, WHICH MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THE STATEMENTS MADE. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, CHANGING MARKET CONDITIONS, CLINICAL TRIAL RESULTS, THE ESTABLISHMENT OF NEW CORPORATE ALLIANCES, THE IMPACT OF COMPETITIVE PRODUCTS AND PRICING, THE TIMELY DEVELOPMENT, REGULATORY APPROVAL AND MARKET ACCEPTANCE OF THE COMPANY'S PRODUCTS, AND OTHER RISKS DETAILED FROM TIME-TO-TIME IN THE COMPANY'S FILINGS WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION AND CANADIAN SECURITIES AUTHORITIES.

                                     - 30 -

                            FINANCIAL TABLES ATTACHED

FOR FURTHER INFORMATION PLEASE CONTACT:

FOR CANADA:                        FOR UNITED STATES:
Jerry Ormiston                     Gino De Jesus / Dian Griesel, Ph.D.
DRAXIS Health Inc.                 The Investor Relations Group
Phone: 877-441-1984                Phone: 212-825-3210
Fax: 905-677-5494                  Fax: 212-825-3229

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                       --QUARTER ENDED DECEMBER 31, 2001--

The following interim discussion and analysis of DRAXIS Health Inc.'s ("DRAXIS" or the "Company's") financial condition and results of operations should be read in conjunction with the Company's consolidated audited financial statements and notes thereto.

All amounts referred to herein are expressed in U.S. dollars, unless otherwise indicated.

OVERVIEW

DRAXIS is an integrated pharmaceutical company focused in two specialty segments: the development, production, marketing and distribution of radiopharmaceuticals through DRAXIMAGE Inc. ("DRAXIMAGE") and the provision of contract pharmaceutical manufacturing services, specializing in liquid and freeze-dried injectables and other sterile products through DRAXIS Pharma Inc. ("DPI").

The Company believes that both its radiopharmaceutical and manufacturing businesses have significant long-term growth potential and has invested considerable financial and management resources in developing these businesses including:

     - $6.5 million of investments establishing sterile lyophilisation (freeze-drying) capabilities at DPI to provide in-house manufacturing of the Company's radiopharmaceutical imaging kits as well as third-party contract manufacturing services;

     - $4.7 million of investments in the construction and later expansion of DRAXIMAGE's radiopharmaceutical production facilities and capabilities, including its robotic manufacturing line;

     - $0.8 million of investments to enhance DPI's and DRAXIMAGE's capabilities and regulatory compliance;

     -    The continued development of the DRAXIMAGE product pipeline including:
          BrachySeed(TM), Fibrimage(R), Amiscan(TM), and INFECTON(TM).

These initiatives are consistent with the Company's general business strategy of:

     - Focusing on specialty pharmaceutical markets in which the Company can develop and sustain competitive advantage;

     - Developing new pharmaceutical products and services consistent with the Company's strengths and capabilities;

     -    Pursuing growth opportunities with international market potential; and

     -    Leveraging alliances with business partners, when appropriate.

In 1999, the Company initiated a strategic review of its operations from the perspective of enhancing shareholder value. Following completion of this strategic review, the Company resolved to focus on its radiopharmaceutical and manufacturing platforms which has resulted in two corporate developments: the divestiture of the Company's dermatology product lines in 2000 and the January 2002 announcement that the Company had entered into a binding letter of intent to divest of substantially all of the assets of its Canadian prescription pharmaceutical sales and marketing business ("DRAXIS Pharmaceutica").

The Company achieved a number of significant accomplishments during fiscal 2001 including:

     -    Record financial results from continuing operations:

          - Consolidated revenues of $33.0 million, an increase of 13.1% over 2000, including a 19.1% increase in products sales

          - Consolidated earnings before interest, taxes, depreciation, amortization, research and development and non-recurring items ("EBITDARD") of $5.0 million, an increase of 41.0% over 2000

          - Consolidated net income before non-recurring items of $1.9 million, or $0.05 per share

          - Record financial results for both the radiopharmaceutical and manufacturing businesses

     -    Regulatory approvals of manufacturing facilities:

          - U.S. and Canadian approvals of the recently expanded radiopharmaceutical manufacturing facility

          - U.S. acceptance to manufacture sterile lyophilized and sterile injectable products and the subsequent site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

     - Advances in BrachySeed(TM), the Company's proprietary second generation radioactive implant for the treatment of prostate cancer:

          -    U.S. and Canadian launches of BrachySeed(TM)I-125

          -    U.S. and Canadian approvals of BrachySeed(TM)Pd-103

     -    New long term manufacturing supply agreements for:

          - GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets

          - Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001

     - Commencement of Phase II trials for Amiscan(TM), a technetium-99m-based radiopharmaceutical for the imaging of heart attacks

     - Business development transactions consistent with the Company's strategic plan:

          - In-licensing of INFECTON(TM), a technetium-99m-based radiopharmaceutical for imaging infection from British Technology Group

          -    The January 2002 agreement to divest DRAXIS Pharmaceutica

Previously, the Company had indicated that in 2001 it expected consolidated revenues to grow by 15-20% and to report positive net income from continuing operations.

Revenues for 2001 (including both continuing and discontinued operations) totalled $40,083,000, an increase of 13.0% over $35,486,000 in 2000. Although the Company reports its financial results in U.S. dollars, a substantial portion of the Company's revenues are denominated in Canadian dollars. During 2001, reported revenues were negatively affected as a result of the depreciation in the value of the Canadian dollar relative to the U.S. dollar. Had the average exchange rate in 2001 remained at average 2000 levels, reported revenues in 2001 would have grown at 18% over 2000.

As compared to 2000, revenues in 2001 for the Company's core radiopharmaceutical and manufacturing businesses increased 16.9% and 32.2%, respectively.

2001 net income, before the non-cash charge of $3,300,000 associated with the revaluation of income tax assets, of $1,716,000, or $0.05 per share, was in line with Company's expectations for the year.

CHANGE IN ACCOUNTING CONVENTION AND REPORTING CURRENCY

The Company adopted U.S. GAAP and U.S. dollars for financial reporting purposes beginning with the first quarter of 2001. This change was influenced by the Company's desire to better meet the needs of shareholders in assessing the Company's financial performance by following accounting practices which are consistent with the majority of its customers and peer companies.

CHANGE IN ACCOUNTING POLICY

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby, such fees are deferred and recognized as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin # 101, "Revenue Recognition in Financial Statements", dated December 1999. In 2000, $19,900,000, or $0.55 per share, representing the cumulative effect of this change in policy, was charged to earnings. Previously, such fees had been recognized as revenue, based on contractual entitlements and when receipt was reasonably assured.

DISCONTINUED OPERATIONS

On January 23, 2002, the Company announced that it had entered into an agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute DRAXIS Pharmaceutica. This transaction is expected to be completed prior to March 31, 2002.

Prior to the quarter ended December 31, 2001, DRAXIS Pharmaceutica's operations had been included in the Company's Canadian Pharmaceuticals segment along with deferred revenue and amortization associated with the Company's collaboration agreement involving the previously divested SpectroPharm line of products.

Commencing with the quarter ended December 31, 2001, the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and all comparative periods presented have been restated.

DEFINITION OF SEGMENTS

In conjunction with the commencement of reporting the results of operations of DRAXIS Pharmaceutica as a discontinued operation, the Company has modified the definition of its business segments. Commencing in the fourth quarter of 2001, the Company's results of operations will be reported within three segments:
Radiopharmaceuticals, Manufacturing, and Corporate and Other.

CONSOLIDATED RESULTS OF OPERATIONS(1)

                                                         THREE MONTHS ENDED             YEAR ENDED
                                                            DECEMBER 31,                DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
                                                    (IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA)
                                                                             (U.S. GAAP)
REVENUES
     Product sales                                     $  6,667      $  5,206      $ 26,232      $ 22,019
     Royalty and licensing                                1,964         2,993         6,752         7,132
                                                       --------      --------      --------      --------
                                                          8,631         8,199        32,984        29,151
                                                       --------      --------      --------      --------
Cost of Goods Sold                                       (5,337)       (4,574)      (21,801)      (18,237)
SG&A                                                     (1,737)       (2,411)       (6,207)       (7,385)
                                                       --------      --------      --------      --------
EBITDA(2) (pre R & D)                                     1,557         1,214         4,976         3,529
R & D                                                      (665)         (289)       (1,279)       (1,027)
                                                       --------      --------      --------      --------
EBITDA(2)                                                   892           925         3,697         2,502
Depreciation and amortization                              (679)         (661)       (2,436)       (2,318)
NON-RECURRING ITEMS
--Restructuring charges                                      --            --            --          (434)
--Other income                                               --            --            --           411
--Cumulative effect of accounting change                     --            --            --       (19,900)
--Revaluation of tax assets                                  --            --        (3,300)           --
Financial (net)                                              51          (116)          (25)         (637)
Income tax recovery (provision) (3)                         149          (256)          410           330
Minority interest                                            26            55           286           338
Income (loss) from discontinued operations                  174          (365)         (216)         (630)
                                                       --------      --------      --------      --------
Net income (loss)                                      $    613      $   (418)     $ (1,584)     $(20,338)
                                                       --------      --------      --------      --------

BASIC INCOME (LOSS)
--From continuing operations before revaluation
  of tax assets and cumulative effect of
  accounting change                                    $    439      $    (53)     $  1,932      $    192
--Revaluation of tax assets                                  --            --        (3,300)           --
--Cumulative effect of accounting change                     --            --            --       (19,900)
--Income (loss) from discontinued operations                174          (365)         (216)         (630)
                                                       --------      --------      --------      --------
                                                       $    613      $   (418)     $ (1,584)     $(20,338)
                                                       --------      --------      --------      --------
BASIC INCOME (LOSS) PER SHARE
--From continuing operations before revaluation
  of tax assets and cumulative effect of
  accounting change                                    $  0.012      $ (0.001)     $  0.053      $  0.005
--Revaluation of tax assets                                  --            --        (0.090)           --
--Cumulative effect of accounting change                     --            --            --        (0.548)
--Income (loss) from discontinued operations              0.005        (0.010)       (0.006)       (0.017)
                                                       --------      --------      --------      --------
                                                       $  0.017      $ (0.011)     $ (0.043)     $ (0.560)
                                                       ========      ========      ========      ========

(1) Commencing with the fourth quarter of 2001, DRAXIS Pharmaceutica has been accounted for as discontinued operations and comparative periods have been restated accordingly.

(2) Earnings before depreciation and amortization, non-recurring items, interest expense, other income, income taxes and minority interest.

(3)  Excludes revaluation of tax assets.

COMPARISON OF QUARTERS ENDED DECEMBER 31, 2001 AND 2000

Consolidated revenues from continuing operations in the fourth quarter of 2001 of $8,631,000 were a quarterly record for the Company representing an increase of 5.3% over the $8,199,000 for the same period in 2000. A 28.1% increase in product sales was partly offset by a 34.4% decline in royalty and licensing revenue due to a decline in the amount of additional ANIPRYL(R) minimum royalty earned in the current quarter as compared to the $1,456,000 earned in the fourth quarter of 2000.

Cost of goods sold decreased in the fourth quarter of 2001 to 80.0% of product sales from continuing operations from 87.9% for the same period in 2000 largely due to the increased sales base and a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $1,737,000, or 26.1% of product sales from continuing operations, in the fourth quarter of 2001 represented a substantial decline as compared to the $2,411,000, or 46.3% of product sales from continuing operations, from the same period in 2000 due to year-end adjustments and the Company's continued focus on cost reductions.

There were no significant non-recurring items in the quarters ended December 31, 2001 or 2000.

EBITDARD from continuing operations of $1,557,000 for the fourth quarter of 2001 was a quarterly record for the Company, representing an increase of 28.3% compared to $1,214,000 for the same period in 2000.

Research and development expenditures associated with continuing operations increased to $665,000 in the fourth quarter of 2001 as compared to $289,000 in the same period in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON(TM) and BRACHYSEED(TM).

Depreciation and amortization expense associated with continuing operations of $679,000 in the current quarter increased 2.7% as compared to 2000.

Net financial items associated with continuing operations in the fourth quarter of 2001 were positive $51,000 as compared to expense of $116,000 for the same period in 2000. Fourth quarter 2001 results were positively impacted by a $116,000 foreign exchange gain arising from the continued strength of the U.S. dollar relative to the Canadian dollar.

Minority interest in the fourth quarter ended December 31, 2001 contributed positively to net income by $26,000, a $29,000 decline compared to 2000 due to the reduction in DPI's net losses.

Revenues from discontinued operations of $2,132,000 in the fourth quarter of 2001 quarter represented a 26.8% increase over 2000 and was the major factor contributing to a $539,000 improvement in the net income (loss) from discontinued operations, from a loss of $365,000 in 2000 to income of $174,000 in 2001.

In the fourth quarter of 2001 the Company recorded an income tax expense associated with continuing operations of $149,000 as compared to an income tax benefit of $256,000 in 2000. The change in the effective tax rate is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

Net income from continuing operations of $439,000, or $0.012 per share, for the current quarter represents a $492,000, or $0.013 per share, improvement from a loss of $53,000, or $0.001 per share in 2000.

The weighted-average number of common shares outstanding in the fourth quarter of 2001 increased to 36,612,564, a 0.08% increase over 2000 due to the exercise of options.

COMPARISON OF 2001 TO 2000

Consolidated revenues from continuing operations for the year ended December 31, 2001 of $32,984,000 were an annual record for the Company representing an increase of 13.1% over the $29,151,000 in 2000. A 19.1% increase in product sales was partly offset by a 5.3% decline in royalty and licensing revenue due to a decline in the amount of additional ANIPRYL(R) minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Cost of goods sold increased in 2001 to 83.1% of product sales from continuing operations from 82.8% for the same period in 2000 due to a change in revenue mix.

Selling, general and administration expenses associated with continuing operations of $6,207,000, or 23.7% of product sales from continuing operations, in 2001 represented a substantial decline as compared to the $7,385,000, or 33.5% of product sales from continuing operations, in 2000.

EBITDARD from continuing operations of $4,976,000 in 2001 was an annual record for the Company, representing an increase of 41.0% compared to $3,529,000 in 2000.

Research and development expenditures associated with continuing operations increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON(TM) and BRACHYSEED(TM).

The only significant non-recurring item in 2001 was a $3,300,000 charge associated with the revaluation of the Company's income tax assets. Non-recurring items in 2000 included a $19,900,000 charge representing the cumulative effect of the change in accounting policy, a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines and a $411,000 gain on the sale of dermatology product rights.

Depreciation and amortization expense associated with continuing operations of $2,436,000 in 2001 increased 5.1% as compared to 2000. Following the commencement of depreciation charges on completed capital projects.

Net financial items associated with continuing operations in 2001 were an expense $25,000 as compared to expense of $637,000 for 2000. 2001 results were positively impacted by $378,000 in foreign exchange gains arising from the stronger U.S. dollar relative to the Canadian dollar.

Minority interest in 2001 contributed positively to net income by $286,000, a $52,000 decline compared to 2000 due to the reduction in DPI's net losses.

Revenues from discontinued operations of $7,099,000 in 2001 represented a 12.1% increase over 2000 and was the major factor contributing to a $414,000 improvement in the net loss from discontinued operations, from a loss of $630,000 in 2000 to a loss of $216,000 in 2001.

In 2001 the Company recorded an income tax expense associated with continuing operations of $2,890,000 as compared to an income tax benefit of $330,000 in 2000.

In June 2001, the Governments of Canada and Ontario enacted legislation implementing gradual reductions in their respective corporate income tax. Following full implementation of the reductions, the effective tax rate applicable to the Company's Canadian operations will decline to approximately 31%. Accordingly, in 2001, the Company recorded a non-cash charge of $3,300,000 to reduce the carrying value of its deferred income taxes. Although this development caused the Company to reduce the carrying value of its income tax assets, future periods will benefit from a significant reduction in Canadian income tax rates.

Excluding the $3,300,000 non-recurring charge, in 2001 the income tax benefit would have been $410,000. The change in the effective tax rate from 2000 to 2001 is largely attributable to a change in the mix of income across tax jurisdictions in which the Company operates and reconciling differences between income for accounting and tax purposes.

Net income from continuing operations, before the charge associated with revaluation of tax assets, of $1,932,000, or $0.053 per share, for 2001 represents a $1,740,000, or $0.048 per share, improvement from income of $192,000, or $0.005 per share, in 2000 before the charge associated with the cumulative effect of the change in accounting policy.

The weighted-average number of common shares outstanding in 2001 increased to 36,587,794, a 0.7% increase over 2000 due to the exercise of options.

RADIOPHARMACEUTICALS

                                                        THREE MONTHS ENDED            YEAR ENDED
                                                            DECEMBER 31,             DECEMBER 31,
                                                       --------------------      --------------------
                                                         2001         2000         2001         2000
                                                       -------      -------      -------      -------
                                                               (IN THOUSANDS OF U.S. DOLLARS)
                                                                         (U.S. GAAP)
REVENUES
     Product sales                                     $ 1,733      $ 1,070      $ 6,763      $ 5,951
     Royalties and licensing                                77           --          192           --
                                                       -------      -------      -------      -------
                                                         1,810        1,070        6,955        5,951
                                                       -------      -------      -------      -------

EBITDARD                                                   385          (70)       1,778        1,360
Research and development                                  (665)        (289)      (1,279)      (1,027)
                                                       -------      -------      -------      -------
EBITDA                                                    (280)        (359)         499          333
                                                       -------      -------      -------      -------
Depreciation and amortization                             (196)        (138)        (623)        (547)
                                                       -------      -------      -------      -------
Loss from operations                                   $  (476)     $  (497)     $  (124)     $  (214)
                                                       =======      =======      =======      =======

Radiopharmaceuticals and radiotherapy devices are the focus of the Company's radiopharmaceutical subsidiary, DRAXIMAGE. DRAXIMAGE discovers, develops, manufactures and markets diagnostic imaging and therapeutic radiopharmaceutical products for the global marketplace. Products currently marketed by DRAXIMAGE include a line of lyophilized technetium-99m kits used in nuclear imaging procedures, a line of imaging and therapeutic products labelled with a variety of isotopes including radioiodine, and BRACHYSEED(TM), second generation iodine-125 and palladium-103 brachytherapy implants. DRAXIMAGE also has a number of products in late-stage development including three technetium-99m-based diagnostic imaging products: FIBRIMAGE(R) for imaging deep vein thrombosis currently in Phase III, AMISCAN(TM) for the early diagnosis of acute myocardial infarCt currently in Phase II, and INFECTON(TM) for imaging infection.

During 2001, the Company's radiopharmaceutical business achieved a number of important milestones:

     -    Record financial results:

          -    Revenues of $7.0 million, an increase of 16.9% over 2000

          -    EBITDARD of $1.8 million, an increase of 31.0% over 2000

     - U.S. and Canadian regulatory approvals of the recently expanded radiopharmaceutical manufacturing facility including the FDA, the Canadian Therapeutic Products Directorate and the Canadian Nuclear Safety Commission

     - Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

     -    U.S. and Canadian launches of BRACHYSEED(TM)I-125

     - U.S. and Canadian approvals of BRACHYSEED(TM)Pd-103 and preparations for the 2002 launch of this product

     - New long term manufacturing supply agreement for Bracco Diagnostics Inc. for sodium iodide I-131 radiotherapy capsules for the U.S. market and the commencement of shipments of this product in October 2001

     - Commencement of Phase II trials for AMISCAN(TM), a technetium-99m-based radiopharmaceutical for the imaging of heart attacks

     - In-licensing of INFECTON(TM), a technetium-99m-based radiopharmaceutical for imaging infection from British Technology Group

COMPARISON OF QUARTERS ENDED DECEMBER 31, 2001 AND 2000

Total revenues for the radiopharmaceutical segment in the fourth quarter of 2001 of $1,810,000 were a quarterly record representing an increase of 69.2% over the $1,070,000 for the same period in 2000. The 62.0% increase in product sales was primarily attributable to U.S. sales of BRACHYSEED(TM) I-125 and sodium iodide I-131 radiotherapy capsules which were launchEd in 2001 and increased sales of diagnostic imaging kits which were unusually low in the fourth quarter of 2000.

Shipments of BRACHYSEED(TM) I-125 increased 62% in the fourth quarter of 2001 as compared to the third quarter of 2001.

Fourth quarter revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging kits.

EBITDARD for this segment of $385,000 for the fourth quarter of 2001 was a quarterly record, representing an increase of $455,000 compared to loss of $70,000 for the same period in 2000.

Research and development expenditures for this segment increased to $665,000 in the fourth quarter of 2001 as compared to $289,000 in the same period in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON(TM) and BRACHYSEED(TM).

Depreciation and amortization expense for this segment of $196,000 in the current quarter increased 42.0% from $138,000 in 2000 following the commencement of depreciation of the recently expanded radiopharmaceutical production facility.

COMPARISON OF 2001 TO 2000

Total revenues for the radiopharmaceutical segment in 2001 of $6,955,000 were an annual record representing an increase of 16.9% over the $5,951,000 in 2000. The 13.6% increase in product sales was primarily attributable to U.S. sales of BRACHYSEED(TM) I-125 and sodium iodide I-131 radiotherapy capsules which were launched in 2001 and increased sales Of diagnostic imaging kits.

Revenues in both 2000 and 2001 were negatively affected by supply disruptions associated with the previously outsourced supply of the Company's line of lyophilized diagnostic imaging products.

EBITDARD for this segment of $1,778,000 for 2001 was an annual record, representing an increase of $418,000, or 30.7%, compared to income of $1,360,000 in 2000.

Research and development expenditures for this segment increased to $1,279,000 in 2001 as compared to $1,027,000 in 2000 due to increased development activity involving the Company's radiopharmaceutical product pipeline and non-recurring charges totalling $196,000 associated with license payments for INFECTON(TM) and BRACHYSEED(TM).

Depreciation and amortization expense for this segment of $623,000 in 2001 increased 13.9% from $547,000 in 2000 following the commencement of depreciation of the recently expanded radiopharmaceutical production facility.

MANUFACTURING

                                                         THREE MONTHS ENDED              YEAR ENDED
                                                             DECEMBER 31,               DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
                                                                (IN THOUSANDS OF U.S. DOLLARS)
                                                                          (U.S. GAAP)
REVENUES
     Product sales                                     $  5,419      $  4,303      $ 20,460      $ 15,477
                                                       --------      --------      --------      --------

EBITDA                                                      (23)          102           149          (200)
Depreciation and amortization                              (247)         (263)         (867)         (807)
                                                       --------      --------      --------      --------
Loss from operations                                   $   (270)     $   (161)     $   (718)     $ (1,007)
                                                       ========      ========      ========      ========

Manufacturing comprises the Company's manufacturing subsidiary, DPI, and product sales of ANIPRYL(R) to Pfizer Inc. DPI is A contract pharmaceutical manufacturer with capabilities in a broad range of dosage forms, specializing in liquid and lyophilized (freeze-dried) injectables and other sterile products. Operating out of a cGMP-compliant 242,000 square-foot facility located in Montreal, Canada, DPI manufactures pharmaceutical products for DRAXIMAGE, as well as over 15 other pharmaceutical clients for many international jurisdictions.

During 2001, the Company's contract manufacturing business achieved a number of important milestones:

     -    Record financial results:

          -    Revenues of $20.5 million, an increase of 32.2% over 2000

          -    EBITDA of $0.1 million as compared to a loss of $0.2 million in
               2000

     - New long term manufacturing supply agreement with GlaxoSmithKline for several established, predominantly sterile, products for multiple international markets

     - U.S. regulatory acceptance to manufacture sterile lyophilized and sterile liquid injectable products

     - Site transfer approval for the in-house production of the first lyophilized radiopharmaceutical product

COMPARISON OF QUARTERS ENDED DECEMBER 31, 2001 AND 2000

Total revenues for the manufacturing segment in the fourth quarter of 2001 of $5,419,000 were a quarterly record representing an increase of 25.9% over the $4,303,000 for the same period in 2000. The increase was primarily attributable to increased volumes under established contracts, new product introductions and increased service revenues associated with new product introductions.

Product transfer activity associated with the previously announced expanded and extended manufacturing relationship with GlaxoSmithKline continued at a high level during the quarter and transfer activities remain on schedule.

EBITDA for this segment was a loss of $23,000 for the fourth quarter of 2001 representing a decrease of $125,000 from income of $102,000 for the same period in 2000. The decline in profitability, despite the significant increase in sales is due to year-end adjustments in 2001.

Depreciation and amortization expense for this segment of $247,000 in the current quarter decreased from $263,000 in 2000 due to the inclusion of year-end adjustments in the fourth quarter of 2000. Depreciation of DPI's lyophilization facility commenced in December 2001.

COMPARISON OF 2001 TO 2000

Total revenues for the manufacturing segment in 2001 of $20,460,000 were an annual record representing an increase of 32.2% over the $15,477,000 for the same period in 2000. The increase was primarily attributable to increased volumes under established contracts, new product introductions and increased service revenues associated with new product introductions.

EBITDA for this segment of $149,000 for 2001 was an annual record representing an increase of $349,000 from a loss of $200,000 in 2000, in line with increased revenues.

Depreciation and amortization expense for this segment of $867,000 in 2001 increased 7.4% from $807,000 in 2000 following the commencement of depreciation charges on completed capital projects.

CORPORATE AND OTHER

                                                        THREE MONTHS ENDED             YEAR ENDED
                                                           DECEMBER 31,               DECEMBER 31,
                                                       --------------------      --------------------
                                                         2001         2000         2001         2000
                                                       -------      -------      -------      -------
                                                               (IN THOUSANDS OF U.S. DOLLARS)
                                                                         (U.S. GAAP)
REVENUES
     Product sales                                     $  (485)     $  (167)     $  (991)     $   591
     Royalties and licensing                             1,887        2,993        6,560        7,132
                                                       -------      -------      -------      -------
                                                         1,402        2,826        5,569        7,723
                                                       -------      -------      -------      -------

EBITDA                                                   1,194        1,183        3,049        2,369
Depreciation and amortization                             (237)        (260)        (946)        (964)
Restructuring charges                                       --           --           --         (434)
                                                       -------      -------      -------      -------
Income from operations                                 $   957      $   923      $ 2,103      $   971
                                                       =======      =======      =======      =======

Corporate and Other comprises deferred revenues, net of associated expenses, from the Company's collaboration agreements with Pfizer Inc. with respect to ANIPRYL(R) and GlaxoSmithKline Consumer Davison with respect to the SpectroPharm line oF products, royalties and other forms of participating interests, non-allocated corporate expenses and inter-segment eliminations.

Corporate milestones achieved in 2001 included:

     - Resolution of contract issues related to ANIPRYL(R) resulting in the receipt of a cash payment of $3.1 million

     -    The January 2002 agreement to divest DRAXIS Pharmaceutica

COMPARISON OF QUARTERS ENDED DECEMBER 31, 2001 AND 2000

Royalty and licensing revenue in this segment for the fourth quarter of 2001 of $1,887,000 represented a decrease of 63.3% as compared to $2,993,000 for the same period in 2000. The decrease was attributable to a decline in the amount of additional ANIPRYL(R) minimum royalty earned in the current quarter as compared to the $1,456,000 earned in the fourtH quarter of 2000. Inter-segment sales increased in the current quarter to $485,000 from $167,000 in 2000.

EBITDA for this segment of $1,194,000 for the fourth quarter of 2001 was largely unchanged from the $1,183,000 in the same period in 2000 with lower corporate expenses and year-end adjustments offsetting the decline in minimum royalty in the current quarter.

Depreciation and amortization expense for this segment of $237,000 in the current quarter declined 8.8% from $260,000 in 2000.

COMPARISON OF 2001 TO 2000

Royalty and licensing revenue in this segment in 2001 of $6,560,000 represented a decrease of 12.2% as compared to $7,132,000 for the same period in 2000. The decrease was attributable to a decline in the amount of additional ANIPRYL(R) minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000 partly offset by the net impact of the deferred revenue accounting for the SpectroPharm transaction and the associated decline in dermatology product sales. The net proceeds from the May 2000 sale of the SpectroPharm line of products were deferred and are being recognised as revenue on a straight-line basis over the period to February 2005. The Company did not record any dermatology product revenues in 2001.

EBITDA for this segment, before non-recurring items, in 2000 increased $680,000 over 2000 levels due to the net impact of the deferred revenue accounting for the SpectroPharm transaction partially offset by the decline in the amount of additional ANIPRYL(R) minimum royalty earned in 2001 as compared to the $1,456,000 earned in 2000.

Non-recurring items in 2000 included a $434,000 restructuring charge related to the divestiture of the Company's dermatology product lines.

Depreciation and amortization expense for this segment of $946,000 in 2001 declined 1.9% from $964,000 in 2000 largely due to the full year effect of aligning the amortization term for the residual goodwill associated with the SpectroPharm product line with the period over which the SpectroPharm deferred revenue will be recognised.

LIQUIDITY AND CAPITAL RESOURCES

                                                          DECEMBER 31,   DECEMBER 31,
                                                              2001           2000
                                                          ------------   ------------
                                                        (IN THOUSANDS OF U.S. DOLLARS)
                                                                  (U.S. GAAP)
          Cash and cash equivalents                         $ 5,602        $ 4,420
          Non-financial working capital (net)(1)            $ 3,223        $ 9,559
          Total debt                                        $ 9,726        $11,225
                                                            =======        =======

(1) Excluding cash and cash equivalents, bank loan and current portions of deferred revenues and long-term debt

Cash and cash equivalents at December 31, 2001 totalled $5,602,000 as compared with $4,420,000 as at December 31, 2000.

The Company follows a policy of investing its surplus cash resources in high quality, liquid, short-term commercial paper and government treasury bills and money market mutual funds which invest in high quality short-term securities. As at December 31, 2001 there were no restrictions on the flow of these funds nor have any of these funds been committed in any way. There are certain standard financial liquidity ratio requirements pursuant to DPI's term loan as well as terms of the DPI shareholders' agreement that could restrict the free flow of funds from one subsidiary of the Company to another.

Cash flows used in continuing operations, before changes in working capital, in 2001 improved to $2,290,000 as compared to $3,746,000 in 2000. Excluding the impact of non-recurring items, the decline in operating cash flows used in operations in 2001 was largely attributable to increased EBITDA.

Cash flows from discontinued operations, in 2001 improved to $61,000 as compared to $596,000 used in operations in 2000 due to improved EBITDA from discontinued operations.

The Company had $24,615,000 and $26,264,000 of deferred revenue as at December 31, 2001 and December 31, 2000, respectively. The change in 2001 was attributable to amortization during the year partly offset by the addition of a portion of the payment received in December 2001 regarding ANIPRYL(R). Deferred revenue amortization, which represents A source of non-cash earnings for the Company, increased to $4,783,000 in 2001 from $4,234,000 in 2000 largely due to the full year effect of amortization arising from the SpectroPharm transaction.

Non-financial working capital declined to $3,223,000 as at December 31, 2001 as compared to $9,559,000 as at December 31, 2000. The decline in 2001 was due to lower inventories and accounts receivable and higher accounts payable.

Cash flows used in investing activities, excluding changes in deferred revenues, totalled $5,288,000 and $384,000 in 2001 and 2000, respectively.

Capital expenditures in 2001 of $5,363,000 increased from $1,126,000 in 2000 as a result of increased spending in the Company's manufacturing and radiopharmaceutical businesses.

The Company did not make any acquisitions in 2001 or 2000.

Net proceeds from the divestiture of the Company's dermatology product lines in 2000 totalled $8,911,000, of which $8,169,000 was capitalised as deferred revenue.

The Company reduced its total indebtedness in 2001 by $1,499,000, thereby decreasing its total debt to shareholders' equity ratio to 0.53 from 0.54 at December 31, 2000.

As at December 31, 2000, the Company's debt was comprised of two DPI bank loans, a $5,294,000 term loan and a CDN$3,500,000 revolving credit facility, of which $1,666,000 was drawn at December 31, 2001, and a $2,765,000 unsecured obligation related to the in-licensing of PERMAX(R). In 2002, DPI's revolving credit agreement is subject to renewal and $1,446,000 oF other indebtedness is scheduled for repayment.

The Company was in compliance with all lending covenants as at December 31, 2001 and 2000.

Proceeds from the issuance of treasury common shares by the Company generated $83,000 and $2,308,000 in 2001 and 2000, respectively. These proceeds were attributable to the exercise of warrants and options.

In 2000 the Company received net proceeds of $5,375,000 from the issuance of treasury shares by DPI.

In December 1999, the Company received regulatory approval from the Toronto Stock Exchange for a stock repurchase plan to repurchase for cancellation up to
1.78 million common shares. During 2000, 100,000 shares were re-purchased for cancellation for total consideration of $262,000. No shares were acquired under this plan in 2001. In December 2001 the plan was renewed and will now terminate on the earlier of December 18, 2002 or when 1,830,671 common shares have been acquired.

CANADIAN GAAP

Effective July 1, 2001, the Company changed its Canadian GAAP policy with respect to the cost of licenses for products for which regulatory approval has not yet been received whereby such costs are deferred and amortized on a straight-line basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

The differences between United States and Canadian GAAP which affect net income
(loss) are summarized in the following table:

                                                              THREE MONTHS ENDED              YEAR ENDED
                                                                 DECEMBER 31,                DECEMBER 31,
                                                            ----------------------      ----------------------
                                                              2001          2000          2001          2000
                                                            --------      --------      --------      --------
                                                                       (IN THOUSANDS OF U.S. DOLLARS)
Net income (loss) as reported under U.S. GAAP               $    613      $   (418)     $ (1,584)     $(20,338)
                                                            --------      --------      --------      --------

ADJUSTMENTS

     Change in accounting policy                                  --            --            --        19,900
     Gain on reduction of ownership in subsidiary                 --            --            --         1,378
     Revaluation of tax assets                                    --        (1,603)        1,603        (1,603)
     Amortization expense                                       (577)         (791)       (2,936)       (3,263)
     Research and development                                    123            78           282           235
     Other                                                      (101)          519           447           787
                                                            --------      --------      --------      --------
                                                                (555)       (1,797)         (604)       17,434
                                                            --------      --------      --------      --------

Net income (loss) under Canadian GAAP                       $     58      $ (2,215)     $ (2,188)     $ (2,904)
                                                            ========      ========      ========      ========

Under United States GAAP, the change in policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements gave rise to a first quarter 2000 charge of $19,900,000 and prior periods have not been restated. Under Canadian GAAP, this change was applied retroactively and prior periods have been restated.

Gains arising as a result of DRAXIS Pharma Inc.'s share issuance to outside interests are recorded as an increase to shareholders' equity under United States GAAP. Under Canadian GAAP, such gains are recognized as income.

Under Canadian GAAP, in the fourth quarter of 2000 the Company recorded a charge of $1,603,000 related to the decline in federal corporate income tax rates since the related federal legislation had been substantively enacted at that time. The Company recorded an additional charge of $1,697,000 under Canadian GAAP in the second quarter of 2001 related to the decline in provincial tax rates. Under United States GAAP, the full $3,300,000 was charged to earnings in the second quarter of 2001 following passage of the enabling legislation.

Amortization expense under United States GAAP differs from Canadian GAAP due to the differential treatment of: technical assistance costs, the excess of the purchase cost over the fair value of the assets acquired in conjunction with the 1996 acquisition of Deprenyl Animal Health, Inc., the portion of the 1997 acquisition cost of the Company's radiopharmaceutical business assigned to patents and trademarks for products which had yet to receive regulatory approval at the time of acquisition and the 1999 acquisition cost of licenses for which regulatory approval has not yet been received.

Under United States GAAP, research and development-related investment tax credits are included in the provision for income taxes. Under Canadian GAAP, such credits are deducted from R&D expense.

OUTLOOK

The Company's primary operational focus in 2002 will continue to be on: (i) improving near term financial and operational performance of its radiopharmaceutical and manufacturing businesses through increasing sales of existing products and services, improving manufacturing efficiency and effectiveness, and obtaining regulatory approvals; and (ii) securing and advancing its base for long-term growth through the development of its existing product pipeline as well as identifying and capitalising on additional new business opportunities that are consistent with the Company's capabilities and that contribute to the long term value of the Company.

In 2002 management expects continued growth in revenues and operating earnings from continuing operations from all of its segments.

The radiopharmaceutical business is expected to experience increased revenues and operating profitability in 2002 driven by increased sales of its radiopharmaceutical diagnostic imaging kits, full year sales of BRACHYSEED(TM) I-125 and sodium iodiDe I-131 radiotherapy capsules, and new product introductions, including BRACHYSEED(TM) Pd-103, partly offset by an expectEd increase in research and development costs.

The manufacturing segment is expected to have increasing revenues and operating profitability due to increased third party manufacturing business and the start-up of in-house manufacturing of lyophilized radiopharmaceutical diagnostic imaging products, partly offset by higher depreciation expense.

The corporate and other segment is expecting to have improved results due to increased deferred revenue as a result of the ANIPRYL(R) payment received in December 2001 and the net effect of the proposed sale of DRAXIS Pharmaceutica, including thE commencement of recognizing continuing participating interests on the Canadian sales of three products included in the sale. Management also expects to record a non-recurring gain on the completion of the proposed sale of DRAXIS Pharmaceutica.

Management expects operating cash flow, before changes in non-financial working capital, to be positive in 2002. The investment in non-financial working capital in 2002 is expected to decline following the sale of DRAXIS Pharmaceutica, partially offset by the impact of the expected increase in product sales.

Capital expenditures in 2002 are expected to increase over 2001 levels related to several projects associated with new business opportunities. The Company has initiated discussions with respect to the financing of these expenditures.

With the Company's current cash balances, expected proceeds from the sale of DRAXIS Pharmaceutica, reduced operating cash requirements and debt capacity enhanced through debt reduction in 2000 and 2001, management expects to have sufficient liquidity available to fund the Company's cash requirements in 2002. Any investments or acquisitions of businesses, products or technologies may require additional funding.

FORWARD LOOK STATEMENTS

Certain statements contained in Management's Discussion and Analysis of Financial Condition and Results of Operations may constitute forward-looking statements that involve risk and uncertainties, which may cause actual results to differ materially from the statements made. Such factors include, but are not limited to, changing market conditions, clinical trial results, the establishment of new corporate alliances, the impact of competitive products and pricing, the timely development, regulatory approval and market acceptance of the Company's products, and other risks detailed from time to time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities authorities.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED--NOTE 2) (unaudited)

                                                                   FOR THE THREE MONTH PERIOD                FOR THE YEAR
                                                                        ENDED DECEMBER 31,                 ENDED DECEMBER 31,
                                                                 ------------------------------      ------------------------------
                                                                     2001              2000              2001              2000
                                                                 ------------      ------------      ------------      ------------
REVENUES
     Product sales                                               $      6,667      $      5,206      $     26,232      $     22,019
     Royalty and licensing                                              1,964             2,993             6,752             7,132
                                                                 ------------      ------------      ------------      ------------
                                                                        8,631             8,199            32,984            29,151
                                                                 ------------      ------------      ------------      ------------
EXPENSES
     Cost of goods sold                                                 5,337             4,574            21,801            18,237
     Selling, general and administration                                1,737             2,411             6,207             7,385
     Research and development                                             665               289             1,279             1,027
     Depreciation and amortization                                        679               661             2,436             2,318
     Restructuring charges                                                 --                --                --               434
                                                                 ------------      ------------      ------------      ------------
                                                                        8,418             7,935            31,723            29,401
                                                                 ------------      ------------      ------------      ------------
Operating income (loss)                                                   213               264             1,261              (250)
Interest income (expense), net                                             51              (116)              (25)             (637)
Other income                                                               --                --                --               411
                                                                 ------------      ------------      ------------      ------------
Income (loss) before undernoted                                           264               148             1,236              (476)
Income taxes                                                              149              (256)           (2,890)              330
Minority interest                                                          26                55               286               338
                                                                 ------------      ------------      ------------      ------------
Income (loss) from continuing operations before cumulative
  effect of accounting change                                             439               (53)           (1,368)              192
Income (loss) from discontinued operations, net of taxes                  174              (365)             (216)             (630)
Cumulative effect of accounting change, net of taxes                       --                --                --           (19,900)
                                                                 ------------      ------------      ------------      ------------
Net income (loss)                                                $        613      $       (418)           (1,584)          (20,338)
                                                                 ============      ============      ============      ============

BASIC INCOME (LOSS) PER SHARE
     from continuing operations before cumulative effect of
       accounting change                                         $      0.012      $     (0.001)     $     (0.037)     $      0.005
     from discontinued operations                                       0.005            (0.010)           (0.006)           (0.017)
     from cumulative effect of accounting change                           --                --                --            (0.548)
                                                                 ------------      ------------      ------------      ------------
                                                                 $      0.017      $     (0.011)     $     (0.043)     $     (0.560)
                                                                 ============      ============      ============      ============

DILUTED INCOME (LOSS) PER SHARE
     from continuing operations before cumulative effect of
       accounting change                                         $      0.012      $     (0.001)     $     (0.037)     $      0.005
     from discontinued operations                                       0.005            (0.010)           (0.006)           (0.017)
     from cumulative effect of accounting change                           --                --                --            (0.548)
                                                                 ------------      ------------      ------------      ------------
                                                                        0.017            (0.011)           (0.043)     $     (0.560)
                                                                 ============      ============      ============      ============
Weighted-average number of shares outstanding
     --basic                                                       36,612,564        36,584,730        36,587,794        36,324,199
     --diluted                                                     36,638,293        36,713,044        36,610,927        36,573,574
                                                                 ============      ============      ============      ============

Deficit, beginning of period                                     $    (50,153)     $    (47,411)     $    (47,956)     $    (27,491)
Net income (loss)                                                         613              (418)           (1,584)          (20,338)
Purchase of shares for cancellation                                        --              (127)               --              (127)
                                                                 ------------      ------------      ------------      ------------
Deficit, end of period                                           $    (49,540)     $    (47,956)     $    (49,540)     $    (47,956)
                                                                 ============      ============      ============      ============

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED--NOTE 2)
(unaudited)

                                                                                        DECEMBER 31,  DECEMBER 31,
                                                                                            2001          2000
                                                                                        ------------  ------------
ASSETS

CURRENT
     Cash and cash equivalents                                                            $  5,602      $  4,420
     Accounts receivable                                                                     5,506         7,655
     Inventories                                                                             5,272         6,269
     Prepaid expenses                                                                          570         1,113
     Deferred income taxes, net                                                              2,917           804
                                                                                          --------      --------
                                                                                            19,867        20,261

Property, plant and equipment, net                                                          22,294        19,513
Goodwill, net                                                                                3,086         4,252
Intangible assets, net                                                                       8,594         8,649
Other assets, net                                                                              995         1,250
Deferred income taxes, net                                                                   9,148        13,382
                                                                                          --------      --------
                                                                                          $ 63,984      $ 67,307
                                                                                          ========      ========

LIABILITIES

CURRENT
     Bank loan                                                                            $  1,666      $  1,335
     Accounts payable and accrued liabilities                                                8,125         5,478
     Current portion of deferred revenues                                                    6,476         4,901
     Current portion of long-term debt                                                       1,446         1,268
                                                                                          --------      --------
                                                                                            17,713        12,982

Deferred revenues                                                                           18,139        21,363
Long-term debt                                                                               6,614         8,622
Minority interest in subsidiary company                                                      3,050         3,532
                                                                                          --------      --------
                                                                                          $ 45,516      $ 46,499
                                                                                          --------      --------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized, 36,613,434 and
  36,565,102 issued and outstanding at December 31, 2001 and 2000, respectively           $ 59,781      $ 59,698
Additional paid-in capital                                                                  15,476        15,476
Employee participation shares; 2,000,000 shares authorized                                     166           166
     Less: loans receivable                                                                   (166)         (166)
Warrants                                                                                        74            74
Deficit                                                                                    (50,869)      (49,285)
Accumulated other comprehensive loss                                                        (5,994)       (5,155)
                                                                                          --------      --------
                                                                                            18,468        20,808
                                                                                          --------      --------
                                                                                          $ 63,984      $ 67,307
                                                                                          ========      ========

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED--NOTE 2)
(unaudited)

                                                                              FOR THE THREE
                                                                               MONTH PERIOD                FOR THE YEAR
                                                                             ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                                           ----------------------      ----------------------
                                                                             2001          2000          2001          2000
                                                                           --------      --------      --------      --------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
     Net income (loss) from continuing operations                          $    439      $    (53)     $ (1,368)     $(19,708)
     Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
          Amortization of deferred revenues                                  (1,174)       (1,192)       (4,783)       (4,234)
          Depreciation and amortization                                         679           661         2,436         2,318
          Other income                                                           --            --            --          (411)
          Deferred income taxes                                                (852)         (596)        1,239        (1,664)
          Minority interest                                                     (26)          (55)         (284)         (339)
          Cumulative effect of accounting change                                 --            --            --        19,900
          Other                                                                  49           161           470           392

     Changes in operating assets and operating liabilities
       affecting cash flows from operations
          Accounts receivable                                                   371        (1,311)        1,013        (1,192)
          Inventories                                                          (797)         (250)          675        (1,719)
          Income taxes                                                        1,014           429         1,592           (18)
          Prepaid expenses                                                      (42)         (461)          495          (912)
          Accounts payable and accrued charges                                1,269         1,176         1,850          (101)
          Current portion of deferred revenues                                1,583            11         1,629         1,686
                                                                           --------      --------      --------      --------
                                                                              2,513        (1,480)        4,964        (6,002)
                                                                           --------      --------      --------      --------

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
     Expenditures for property, plant and equipment                          (1,122)         (389)       (5,363)       (1,126)
     Decrease in intangible assets                                              195            --            75            --
     Proceeds from disposition of product rights, net                            --            --            --           742
     Increase (decrease) in deferred revenues                                 1,313           (45)        1,722         6,938
                                                                           --------      --------      --------      --------
                                                                                386          (434)       (3,566)        6,554
                                                                           --------      --------      --------      --------

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
     Proceeds from bank loan                                                     --           235           434         1,381
     Repayment of bank loan                                                    (498)           --            --        (2,522)
     Repayment of long-term debt                                               (173)         (109)         (762)       (4,046)
     Exercise of warrants and options                                            10            53            83         2,308
     Common shares purchased for cancellation                                    --          (262)           --          (262)
     Issue of common shares by subsidiary to minority interest                   --            --            --         5,375
                                                                           --------      --------      --------      --------
                                                                               (661)          (83)         (245)        2,234
                                                                           --------      --------      --------      --------
Effect of foreign exchange rate changes on cash and cash equivalents            (20)           15           (32)          214
                                                                           --------      --------      --------      --------
Net cash (used in) from continuing operations                                 2,218        (1,982)        1,121         3,000
Net cash (used in) from discontinuing operations                                478          (331)           61          (596)
                                                                           --------      --------      --------      --------
Net increase (decrease) in cash and cash equivalents                          2,696        (2,313)        1,182         2,404
                                                                           --------      --------      --------      --------
Cash and cash equivalents, beginning of period                                2,906         6,733         4,420         2,016
                                                                           --------      --------      --------      --------
Cash and cash equivalents, end of period                                   $  5,602      $  4,420      $  5,602      $  4,420
                                                                           ========      ========      ========      ========

ADDITIONAL INFORMATION
     Interest paid                                                         $    103      $     97      $    634      $    676
     Income taxes paid                                                     $     12      $  1,026      $    336      $  1,474
                                                                           ========      ========      ========      ========

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").

     The Company has historically reported its consolidated financial results in accordance with Canadian GAAP. Beginning with the period ended March 31, 2001 the Company has begun to report its financial results in accordance with U.S. GAAP. Historical consolidated results have been restated to reflect this change.

     The functional currency of the Company is the Canadian dollar. Effective January 1, 2001, the Company adopted the U.S dollar as its reporting currency. For the current and prior periods, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as accumulated other comprehensive loss.

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2001 and the results of operations and cash flows for the years ended December 31, 2001 and 2000.

2.   ACCOUNTING CHANGE

     Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby, such fees are deferred and recognized as revenue rateably over the contract period. This new policy is consistent with the guidelines contained in the U.S. Securities and Exchange Commission Staff Accounting Bulletin # 101, "Revenue Recognition in Financial Statements", dated December 1999. In 2000, $19,900,000, or $0.55 per share, representing the cumulative effect of this change in policy, was charged to earnings. Previously, such fees had been recognized as revenue, based on contractual entitlements and when receipt was reasonably assured.

3.   DISCONTINUED OPERATIONS

     On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). The transaction is expected to be completed prior to March 31, 2002.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

     DRAXIS Pharmaceutica operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortization associated with the Company's collaboration agreement involving the SpectroPharm product line.

     Pursuant to APB Opinion No. 30, "Reporting the Results of Operations--Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB 30"), the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all comparative periods presented have been restated.

     Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

     The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

                                                          FOR THE THREE
                                                           MONTH PERIOD            FOR THE YEAR
                                                        ENDED DECEMBER 31,       ENDED DECEMBER 31,
                                                       -------------------      --------------------
                                                         2001        2000         2001         2000
                                                       -------     -------      -------      -------
Revenues                                               $ 2,132     $ 1,681      $ 7,099      $ 6,335
                                                       -------     -------      -------      -------
Net income (loss) from discontinued operations         $   174     $  (365)     $  (216)     $  (630)
                                                       =======     =======      =======      =======

4.   SHAREHOLDERS' EQUITY

     As at December 31, 2001, the Company had outstanding 36,613,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,358,444 options to acquire the Company's common shares.

     During 2001, the Company discovered that the income tax effect of certain capital transactions that occurred between 1991 and 1996 had been recorded as deferred income tax assets rather than being charged to shareholders' equity. Accordingly, the consolidated balance sheet as at December 31, 2001 and prior periods have been restated to reduce non-current deferred income tax assets, additional paid-in capital and accumulated other comprehensive loss by $2,954, $2,701 and $1,076, respectively and to increase deficit by $1,329.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

5.   SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

     For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

                                                           FOR THE THREE
                                                            MONTH PERIOD                FOR THE YEAR
                                                         ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
PRODUCT SALES REVENUE
     Radiopharmaceuticals                              $  1,733      $  1,070      $  6,763      $  5,951
     Manufacturing                                        5,419         4,303        20,460        15,477
     Corporate and Other                                   (485)         (167)         (991)          591
                                                       --------      --------      --------      --------
                                                       $  6,667      $  5,206      $ 26,232      $ 22,019
                                                       --------      --------      --------      --------

ROYALTY AND LICENSING REVENUE
     Radiopharmaceuticals                              $     77      $     --      $    192      $     --
     Manufacturing                                           --            --            --            --
     Corporate and Other                                  1,887         2,993         6,560         7,132
                                                       --------      --------      --------      --------
                                                       $  1,964      $  2,993      $  6,752      $  7,132
                                                       --------      --------      --------      --------

REVENUES
     Radiopharmaceuticals                              $  1,810      $  1,070      $  6,955      $  5,951
     Manufacturing                                        5,419         4,303        20,460        15,477
     Corporate and Other                                  1,402         2,826         5,569         7,723
                                                       --------      --------      --------      --------
                                                       $  8,631      $  8,199      $ 32,984      $ 29,151
                                                       --------      --------      --------      --------

SEGMENT INCOME (LOSS)(1)
     Radiopharmaceuticals                              $   (280)     $   (359)     $    499      $    333
     Manufacturing                                          (23)          102           149          (200)
     Corporate and Other                                  1,195         1,182         3,049         1,935
                                                       --------      --------      --------      --------
                                                       $    892      $    925      $  3,697      $  2,068
                                                       --------      --------      --------      --------

DEPRECIATION AND AMORTIZATION
     Radiopharmaceuticals                              $    196      $    138      $    623      $    547
     Manufacturing                                          247           263           867           807
     Corporate and Other                                    236           260           946           964
                                                       --------      --------      --------      --------
                                                       $    679      $    661      $  2,436      $  2,318
                                                       --------      --------      --------      --------

INCOME (LOSS) FROM OPERATIONS
     Radiopharmaceuticals                              $   (476)     $   (497)     $   (124)     $   (214)
     Manufacturing                                         (270)         (161)         (718)       (1,007)
     Corporate and Other                                    959           922         2,103           971
                                                       --------      --------      --------      --------
                                                       $    213      $    264      $  1,261      $   (250)
                                                       ========      ========      ========      ========

                                                                                 DECEMBER 31,  DECEMBER 31,
                                                                                     2001          2000
                                                                                 ------------  ------------
IDENTIFIABLE ASSETS
     Radiopharmaceuticals                                                          $ 13,558      $  7,652
     Manufacturing                                                                   22,940        25,717
     Corporate and Other                                                             30,440        36,892
                                                                                   --------      --------
                                                                                   $ 66,938      $ 70,261
                                                                                   ========      ========

(1) Segment income (loss) from continuing operations before depreciation and amortization, interest income (expense), other income, income taxes, minority interest and cumulative effect of accounting change.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH U.S. GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

GEOGRAPHIC SEGMENTATION

                                                           FOR THE THREE
                                                            MONTH PERIOD                FOR THE YEAR
                                                         ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
REVENUES(1)
     Canada                                            $ 6,165       $ 4,924       $23,388       $19,534
     United States                                       2,466         3,275         9,596         9,617
                                                       -------       -------       -------       -------
                                                       $ 8,631       $ 8,199       $32,984       $29,151
                                                       =======       =======       =======       =======

                                                                                 DECEMBER 31,  DECEMBER 31,
                                                                                     2001          2000
                                                                                 ------------  ------------
IDENTIFIABLE ASSETS
     Canada                                                                        $64,443       $66,028
     United States                                                                   2,495         4,233
                                                                                   -------       -------
                                                                                   $66,938       $70,261
                                                                                   =======       =======

(1) Revenues are attributable to countries based upon the location of the customer.

6.   COMPARATIVE INFORMATION

The Company has reclassified certain prior period's information to conform with the current presentation format.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS EXCEPT SHARE RELATED DATA) (RESTATED - NOTE 2) (unaudited)

                                                                         FOR THE THREE
                                                                          MONTH PERIOD                       FOR THE YEAR
                                                                        ENDED DECEMBER 31,                 ENDED DECEMBER 31,
                                                                 ------------------------------      ------------------------------
                                                                     2001              2000              2001              2000
                                                                 ------------      ------------      ------------      ------------
REVENUES
     Product sales                                               $      6,667      $      5,329      $     26,232      $     21,748
     Royalty and licensing                                              1,964             3,045             6,752             7,117
                                                                 ------------      ------------      ------------      ------------
                                                                 $      8,631      $      8,374      $     32,984      $     28,865
                                                                 ------------      ------------      ------------      ------------

EXPENSES
     Cost of goods sold                                                 5,337             4,665            21,801            17,966
     Selling, general and administration                                1,737             2,474             6,207             7,314
     Research and development                                             469               299             1,083             1,014
     Investment tax credits on research and development                  (123)              (79)             (281)             (234)
     Depreciation and amortization                                      1,218             1,241             4,623             4,530
     Restructuring charges                                                 --                --                --               529
                                                                 ------------      ------------      ------------      ------------
                                                                        8,638             8,600            33,433            31,119
                                                                 ------------      ------------      ------------      ------------
Operating loss                                                             (7)             (226)             (449)           (2,254)
Interest income (expense), net                                             51              (120)              (25)             (627)
Other income                                                               --                --                --             1,742
                                                                 ------------      ------------      ------------      ------------
Income (loss) before undernoted                                            44              (346)             (474)           (1,139)
Income taxes                                                              (23)           (1,405)           (1,499)             (888)
Minority interest                                                          26                56               286               337
                                                                 ------------      ------------      ------------      ------------
Income (loss) from continuing operations                                   47            (1,695)           (1,687)           (1,690)
Income (loss) from discontinued operations, net of taxes                   11              (520)             (501)           (1,214)
                                                                 ------------      ------------      ------------      ------------
Net income (loss)                                                $         58      $     (2,215)     $     (2,188)     $     (2,904)
                                                                 ============      ============      ============      ============

BASIC INCOME (LOSS) PER SHARE
     from continuing operations                                  $      0.001      $     (0.046)     $     (0.046)     $     (0.047)
     from discontinued operations                                          --            (0.014)           (0.014)           (0.033)
                                                                 ------------      ------------      ------------      ------------
                                                                 $      0.001      $     (0.060)     $     (0.060)     $     (0.080)
                                                                 ============      ============      ============      ============

DILUTED INCOME (LOSS) PER SHARE
     from continuing operations                                  $      0.001      $     (0.046)     $     (0.046)     $     (0.047)
     from discontinued operations                                          --            (0.014)           (0.014)           (0.033)
                                                                 ------------      ------------      ------------      ------------
                                                                 $      0.001      $     (0.060)     $     (0.060)     $     (0.080)
                                                                 ============      ============      ============      ============
Weighted-average number of shares outstanding
     --basic                                                       36,612,564        36,584,730        36,587,794        36,324,199
     --diluted                                                     36,638,293        36,713,044        36,610,927        36,573,574
                                                                 ============      ============      ============      ============

Deficit, beginning of period                                     $    (22,454)     $    (17,866)     $    (20,208)     $    (17,177)
Net income (loss)                                                          58            (2,215)           (2,188)           (2,904)
Purchase of shares for cancellation                                        --              (127)               --              (127)
                                                                 ------------      ------------      ------------      ------------
Deficit, end of period                                           $    (22,396)     $    (20,208)     $    (22,396)     $    (20,208)
                                                                 ============      ============      ============      ============

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED BALANCE SHEETS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

                                                                                        DECEMBER 31,  DECEMBER 31,
                                                                                            2001          2000
                                                                                        ------------  ------------
ASSETS

CURRENT
     Cash and cash equivalents                                                            $  5,602      $  4,420
     Accounts receivable                                                                     5,506         7,655
     Inventories                                                                             5,272         6,269
     Prepaid expenses                                                                          570         1,113
     Future income taxes, net                                                                1,192           804
                                                                                          --------      --------
                                                                                            18,142        20,261

Property, plant and equipment, net                                                          22,294        19,513
Goodwill, net                                                                                3,086         4,252
Intangible assets, net                                                                      25,575        29,719
Other assets, net                                                                              995         1,250
Future income taxes, net                                                                     8,141         7,936
                                                                                          --------      --------
                                                                                          $ 78,233      $ 82,931
                                                                                          ========      ========

LIABILITIES

CURRENT
     Bank loan                                                                            $  1,666      $  1,335
     Accounts payable and accrued charges                                                    8,125         5,478
     Current portion of deferred revenues                                                    6,476         4,901
     Current portion of long-term debt                                                       1,446         1,268
                                                                                          --------      --------
                                                                                            17,713        12,982

Deferred revenues                                                                           18,139        21,363
Long-term debt                                                                               6,614         8,622
Minority interest in subsidiary company                                                      3,050         3,532
                                                                                          --------      --------
                                                                                            45,516        46,499
                                                                                          --------      --------

SHAREHOLDERS' EQUITY

Common stock, without par value of unlimited shares authorized, 36,613,434 and
  36,565,102 issued and outstanding at December 31, 2001 and 2000, respectively           $ 50,175      $ 50,092
Contributed surplus                                                                          6,476         6,476
Employee participation shares; 2,000,000 shares authorized                                     166           157
     Less: loans receivable                                                                   (166)         (157)
Warrants                                                                                        72            72
Deficit                                                                                    (22,396)      (20,208)
Cumulative translation adjustment                                                           (1,610)           --
                                                                                          --------      --------
                                                                                            32,717        36,432
                                                                                          --------      --------
                                                                                          $ 78,233      $ 82,931
                                                                                          ========      ========

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

   THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

                                                                              FOR THE THREE
                                                                               MONTH PERIOD              FOR THE YEAR
                                                                             ENDED DECEMBER 31,        ENDED DECEMBER 31,
                                                                           ---------------------     ---------------------
                                                                             2001         2000         2001         2000
                                                                           --------     --------     --------     --------
CASH FLOWS (USED IN) FROM OPERATING ACTIVITIES
     Net income (loss) from continuing operations                          $    47      $(1,695)     $(1,687)     $(1,690)
     Adjustments to reconcile net income (loss) from continuing operations to net cash (used in) from operating activities
     Amortization of deferred revenues                                      (1,174)      (1,214)      (4,783)      (4,204)
     Depreciation and amortization                                           1,217        1,241        4,622        4,530
     Other income                                                               --           --           --       (1,742)
     Future income taxes                                                      (782)         510         (269)        (491)
     Minority interest                                                         (26)         (56)        (284)        (337)
     Other                                                                      49          164          470          390
     Changes in operating assets and operating liabilities
     affecting cash flows from operations
          Accounts receivable                                                  371       (1,305)       1,013       (1,369)
          Inventories                                                         (797)        (242)         675       (1,860)
          Income taxes                                                       1,014          430        1,592           14
          Prepaid expenses                                                     (42)        (460)         495         (958)
          Accounts payable and accrued charges                               1,269        1,171        1,850           71
          Current portion of deferred revenues                               1,583            5        1,629        1,781
                                                                           -------      -------      -------      -------
                                                                             2,729       (1,451)       5,323       (5,865)
                                                                           -------      -------      -------      -------

CASH FLOWS (USED IN) FROM INVESTING ACTIVITIES
     Expenditures for property, plant and equipment                         (1,122)        (396)      (5,364)      (1,118)
     Increase in intangible assets                                              --           --         (120)          --
     Proceeds from disposition of product rights, net                           --           --           --          732
     Increase (decrease) in deferred revenues                                1,313          (45)       1,722        6,850
                                                                           -------      -------      -------      -------
                                                                               191         (441)      (3,762)       6,464
                                                                           -------      -------      -------      -------

CASH FLOWS (USED IN) FROM FINANCING ACTIVITIES
     Proceeds from bank loan                                                    --          234          434        1,336
     Repayment of bank loan                                                   (498)          --           --       (2,400)
     Repayment of long-term debt                                              (173)        (122)        (762)      (3,672)
     Exercise of warrants and options                                           10           54           83        2,260
     Common shares purchased for cancellation                                   --         (265)          --         (265)
     Issue of common shares by subsidiary to minority interest                  --           --           --        5,204
                                                                           -------      -------      -------      -------
                                                                              (661)         (99)        (245)       2,463
                                                                           -------      -------      -------      -------
Effect of foreign exchange rate changes on cash and cash equivalents           (41)          --         (195)          --
                                                                           -------      -------      -------      -------
Net cash (used) in from continuing operations                                2,218       (1,991)       1,121        3,062
Net cash (used) in from discontinued operations                                478         (331)          61         (596)
Net increase (decrease) in cash and cash equivalents                         2,696       (2,322)       1,182        2,466
                                                                           -------      -------      -------      -------
Cash and cash equivalents, beginning of period                               2,906        6,742        4,420        1,954
                                                                           -------      -------      -------      -------
Cash and cash equivalents, end of period                                   $ 5,602      $ 4,420      $ 5,602      $ 4,420
                                                                           =======      =======      =======      =======

ADDITIONAL INFORMATION
     Interest paid                                                         $   103      $    97      $   634      $   676
     Income taxes paid                                                     $    12      $ 1,026      $   336      $ 1,474
                                                                           =======      =======      =======      =======

      SEE THE ACCOMPANYING NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS.

    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                   ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

1.   SIGNIFICANT ACCOUNTING POLICIES

     These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP").

     The functional currency of the Company is the Canadian dollar. The Company has historically reported its consolidated financial results in Canadian dollars. Effective January 1, 2001, the Company adopted the U.S. dollar as its reporting currency. For the current period, the financial statements of the Company's operations whose reporting currency is other than the U.S. dollar are translated from such reporting currency to U.S. dollars using the current rate method. Under the current rate method, assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Revenues and expenses, including gains and losses on foreign exchange transactions, are translated at average rates for the period. Where the current rate method is used, the unrealized translation gains and losses on the Company's net investment in these operations, including long-term intercompany advances, are accumulated in a separate component of shareholders' equity, described in the consolidated balance sheet as cumulative translation adjustment. Prior periods' consolidated results previously reported in Canadian dollars have been translated into U.S. dollars using the translation of convenience method whereby all Canadian dollar amounts were converted into U.S. dollars at the closing exchange rate at December 31, 2000.

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2000.

     The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the audited consolidated financial statements for the year ended December 31, 2000, other than as noted herein.

     The unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of December 31, 2001 and the results of operations and cash flows for the years ended December 31, 2001 and 2000.

2.   ACCOUNTING CHANGE

(a)  Earnings Per Share

Effective January 1, 2001, the Company adopted retroactively the new Canadian Institute of Chartered Accountants Handbook Section 3500 "Earnings per Share", which requires the use of the treasury stock method for calculating diluted earnings per share. Previously reported diluted earnings per share have been restated to reflect this change.

(b)  Revenue Recognition

Effective January 1, 2000, the Company changed its policy with respect to revenue recognition of non-refundable fees received in connection with collaboration agreements whereby such fees are deferred and recognized as revenue rateably over the contract period. This change in policy was applied retroactively and prior periods have been restated.

(c)  Licenses

Effective July 1, 2001, the Company changed its policy with respect to the cost of licenses for products for which market regulatory approval has not been received whereby such costs are deferred and amortized on a straight-line

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

basis over the relevant period of the related agreement. This change in policy was applied retroactively and prior periods have been restated.

3.   DISCONTINUED OPERATIONS

     On January 23, 2002, the Company announced that it had entered into a binding agreement to divest of substantially all of the operations, product rights and other assets and obligations which together constitute the company's Canadian sales and marketing division ("DRAXIS Pharmaceutica"). The transaction is expected to be completed prior to March 31, 2002.

     DRAXIS Pharmaceutica operations had previously been included in the Canadian Pharmaceutical segment, along with deferred revenue and amortization associated with the Company's collaboration agreement involving the SpectroPharm product line.

     Pursuant to the Canadian Institute of Chartered Accountants recommendation,
Section 3475: "Discontinued Operations", the results of operations of DRAXIS Pharmaceutica have been reported as discontinued operations and the consolidated financial statements and notes thereto for the year ended December 31, 2001 and all comparative periods presented have been restated.

     Interest expense directly attributable to license obligations included in the transaction has been allocated to the discontinued operations.

     The results of discontinued operations, presented in the accompanying Consolidated Statements of Operations, were as follows:

                                                           FOR THE THREE
                                                            MONTH PERIOD                FOR THE YEAR
                                                         ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
Revenues                                               $ 2,132       $ 1,681       $ 7,099       $ 6,335
                                                       -------       -------       -------       -------
Net income (loss) from discontinued operations         $    11       $  (520)      $  (501)      $(1,214)
                                                       =======       =======       =======       =======

4.   CAPITAL STOCK

     As at December 31, 2001, the Company had outstanding 36,613,434 common shares, 470,000 Series C employee participation shares, 125,000 warrants and 3,358,444 options to acquire the Company's common shares.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

5.   SEGMENTED INFORMATION

INDUSTRY SEGMENTATION

     For purposes of operating decision-making and assessing performance, management considers that it operates in three segments: Radiopharmaceuticals, Manufacturing, and Corporate and Other.

                                                           FOR THE THREE
                                                            MONTH PERIOD                FOR THE YEAR
                                                         ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
PRODUCT SALES REVENUE
     Radiopharmaceuticals                              $  1,733      $  1,090      $  6,763      $  5,881
     Manufacturing                                        5,419         4,379        20,460        15,353
     Corporate and Other                                   (485)         (140)         (991)          514
                                                       --------      --------      --------      --------
                                                       $  6,667      $  5,329      $ 26,232      $ 21,748
                                                       --------      --------      --------      --------

ROYALTY AND LICENSING REVENUE
     Radiopharmaceuticals                              $     77      $     --      $    192      $     --
     Manufacturing                                           --            --            --            --
     Corporate and Other                                  1,887         3,045         6,560         7,117
                                                       --------      --------      --------      --------
                                                       $  1,964      $  3,045      $  6,752      $  7,117
                                                       --------      --------      --------      --------

REVENUES
     Radiopharmaceuticals                              $  1,810      $  1,090      $  6,955      $  5,881
     Manufacturing                                        5,419         4,379        20,460        15,353
     Corporate and Other                                  1,402         2,905         5,569         7,631
                                                       --------      --------      --------      --------
                                                       $  8,631      $  8,374      $ 32,984      $ 28,865
                                                       --------      --------      --------      --------

SEGMENT INCOME (LOSS)(1)
     Radiopharmaceuticals                              $     39      $   (286)     $    976      $    542
     Manufacturing                                          (23)          104           149          (194)
     Corporate and Other                                  1,195         1,197         3,049         1,928
                                                       --------      --------      --------      --------
                                                       $  1,211      $  1,015      $  4,174      $  2,276
                                                       --------      --------      --------      --------

DEPRECIATION AND AMORTIZATION
     Radiopharmaceuticals                              $    305      $    246      $  1,043      $    964
     Manufacturing                                          242           268           852           802
     Corporate and Other                                    671           727         2,728         2,764
                                                       --------      --------      --------      --------
                                                       $  1,218      $  1,241      $  4,623      $  4,530
                                                       --------      --------      --------      --------

INCOME (LOSS) FROM OPERATIONS
     Radiopharmaceuticals                              $   (266)     $   (532)     $    (67)     $   (422)
     Manufacturing                                         (265)         (164)         (703)         (996)
     Corporate and Other                                    524           470           321          (836)
                                                       --------      --------      --------      --------
                                                       $     (7)     $   (226)     $   (449)     $ (2,254)
                                                       ========      ========      ========      ========

                                                                                 DECEMBER 31,  DECEMBER 31,
                                                                                     2001          2000
                                                                                 ------------  ------------
IDENTIFIABLE ASSETS
     Radiopharmaceuticals                                                          $ 12,385      $  9,291
     Manufacturing                                                                   22,940        25,717
     Corporate and Other                                                             42,908        47,923
                                                                                   --------      --------
                                                                                   $ 78,233      $ 82,931
                                                                                   ========      ========

(1) Segment income (loss) from continued operations before depreciation and amortization, interest income (expense), other income, income taxes and minority interest.

DRAXIS HEALTH INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
IN ACCORDANCE WITH CANADIAN GAAP
--------------------------------------------------------------------------------
(IN THOUSANDS OF U.S. DOLLARS) (RESTATED - NOTE 2)
(unaudited)

GEOGRAPHIC SEGMENTATION

                                                           FOR THE THREE
                                                            MONTH PERIOD                FOR THE YEAR
                                                         ENDED DECEMBER 31,          ENDED DECEMBER 31,
                                                       ----------------------      ----------------------
                                                         2001          2000          2001          2000
                                                       --------      --------      --------      --------
REVENUES(1)
     Canada                                            $ 6,165       $ 5,029       $23,388       $19,343
     United States                                       2,466         3,345         9,596         9,522
                                                       -------       -------       -------       -------
                                                       $ 8,631       $ 8,374       $32,984       $28,865
                                                       =======       =======       =======       =======

                                                                                 DECEMBER 31,  DECEMBER 31,
                                                                                     2001          2000
                                                                                 ------------  ------------
IDENTIFIABLE ASSETS
     Canada                                                                        $64,187       $67,530
     United States                                                                  14,046        15,401
                                                                                   -------       -------
                                                                                   $78,233       $82,931
                                                                                   =======       =======

(1) Revenues are attributable to countries based upon the location of the customer.

6.   COMPARATIVE INFORMATION

     The Company has reclassified certain prior period's information to conform with the current presentation format.